SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                               ______________


                                 FORM 8-A/A
                             (Amendment No. 1)

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                            VENATOR GROUP, INC.
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           (Exact name of registrant as specified in its charter)


           New York                                 13-3513936
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  (State of Incorporation or Organization)         (IRS Employer
                                                   Identification No.)


      233 Broadway
      New York, New York                                  10279
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 (Address of principal executive offices)               (Zip Code)


 Securities to be registered pursuant to Section 12(b) of the Act:

                                    Name of each exchange
      Title of each class           on which each class is
      to be so registered           to be registered
      -------------------           ----------------------

      Preferred Stock Purchase      New York Stock Exchange, Inc.
      Rights


 Securities to be registered pursuant to Section 12(g) of the Act:


                                    None
 --------------------------------------------------------------------------
                              (Title of Class)

           On May 28, 1999, Venator Group, Inc. (the "Company") amended the Company's Rights Agreement, dated as of March 11, 1998, to incorporate an exception for certain "Qualifying Offers". To reflect that amendment, Items 1 and 2 of the Registration Statement on Form 8-A filed by the Company on April 3, 1998 are hereby amended to read in their entirety as follows:


 ITEM 1.   Description of Securities To Be Registered


                       SUMMARY OF RIGHTS TO PURCHASE
                              PREFERRED STOCK


           Effective on March 11, 1998, the Board of Directors of the Company declared a dividend distribution of one right to purchase preferred stock (a "Right") for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock"), to shareholders of record at the close of business on April 14, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one two-hundredth of a share (a "Unit") of Series B Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $100.00 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 11, 1998 (the "Rights Agreement"), between the Company (formerly known as Woolworth Corporation) and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated May 28, 1999.

 TRANSFER AND DETACHMENT; ACQUIRING PERSON

           Initially, the Rights are attached to all Common Stock certificates representing shares then outstanding, and no separate certificates for the Rights ("Rights Certificates") have been or will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons that constitutes an "Interested Shareholder," as defined in Section 912 of the New York Business Corporation Law (an "Acquiring Person") has become such other than pursuant to a Qualifying Offer (as hereinafter defined) (the date of the announcement being the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock.

           A "Qualifying Offer" is defined in the Rights Agreement to mean a tender offer for all outstanding shares of Common Stock which meets all of the following requirements:

           (a) Fully Financed Cash Portion / Value of Securities Portion. The person making the tender offer must, prior to or upon commencing the offer, have provided the Company firm written commitments from responsible financial institutions, which have been accepted by such person or one of its affiliates, to provide funds for such offer which, when added to the amount of cash and cash equivalents which such person or group then has available and has irrevocably committed in writing to be used for purposes of the offer if consummated, and to keep available for such purposes until the offer is consummated or withdrawn, will be sufficient to pay for the cash portion of the consideration payable for all shares outstanding on a fully diluted basis and all related expenses. The financing conditions must be subject only to customary terms and conditions, which may not include
      (1) conditions requiring access by the financial institutions to non-public information to be provided by the Company, (2) conditions based on the accuracy of any information concerning the Company other than such as would be the subject of representations in a public financing by the Company, or (3) conditions requiring the Company to make any representations, warranties or covenants in connection with the financing. The person would also have to provide, with respect to any securities portion of the offer, the opinion of a nationally recognized investment bank, ranking in the top ten United States mergers and acquisitions advisors for the most recent year, jointly chosen by the person and the Independent Directors (as hereinafter defined), and which investment bank has not provided services for either the Company or the person (with costs for the services of such investment bank to be paid by such person), that the value of the securities offered as consideration in the offer for each share of Common Stock receiving such securities is, at the time of the expiration of the offer, equal to or greater than the cash offered as consideration in the offer for each share of Common Stock not receiving securities.

           (b) 80% Requirement. The person or group making the offer must own, immediately after consummating the offer, at least 80% of the then outstanding shares of Comon Stock.

           (c) Duration and Conditions. The offer must remain open for at least 120 days and must be extended for at least 20 business days after the last increase in the price offered and after any bona fide higher alternative offer is made, except that such offer need not remain open beyond the time which any other offer satisfying the criteria for a Qualifying Offer is then required to be kept open, or the announcement, prior to the then scheduled expiration date, of any other offer with respect to which the Board of Directors has agreed to redeem the Rights immediately prior to the acceptance for payment for shares thereunder (unless the offer is terminated prior to its expiration without any shares having been purchased thereunder).

           (d) Second Step Commitment. The person or group making the tender offer must irrevocably commit, prior to or upon commencement of the offer, (1) to consummate promptly upon completion of the offer a transaction whereby all shares of Common Stock not purchased in such offer will be acquired at the same price per share paid pursuant to the offer, and otherwise not to purchase any shares of Common Stock following the completion of the offer, (2) that such person or group will not materially amend the terms of the offer (other than an increase in the price offered) and (3) that such person or group will not make an offer for any equity securities of the Company for six months after the commencement of the original offer if the original offer does not result in the tender of the required minimum of 80% of the outstanding shares, except in certain circumstances in which the offer is (x) commenced at a price per share in excess of that provided for in the original offer, (y) on terms satisfying paragraph (a) above and this paragraph (d), or (z) with the approval of the Board of Directors of the Company (in which event, any new offer by such person or by any of its affiliates must be at a price no less than that provided for in such approved offer).

           (e) Independent Directors. Independent Directors shall be permitted, by action of a majority thereof, to shorten any time frame established pursuant to the provisions relating to Qualifying Offers. For purposes of the Rights Agreement, the term "Independent Director" means any member of the Board of Directors of the Company who (1) is not, and has not within the last ten years been, an officer or employee of the Company, (2) is not the beneficial owner of 5% or more of the Common Stock or an affiliate or associate of any such beneficial owner, and (3) is not the person (or an affiliate or associate thereof) who has made a tender offer that is the subject of the provisions relating to Qualifying Offers.

           Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

 EXERCISABILITY

           The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on April 14, 2008 (unless extended prior thereto by the Board of Directors), or earlier if redeemed or exchanged by the Company as described below.

 RIGHT TO ACQUIRE STOCK AT HALF PRICE

           In the event ("Flip-in Event") that a Person becomes an "Interested Shareholder," as defined in Section 912 of the New York Business Corporation Law (an "Acquiring Person") has become such, except pursuant to a Qualifying Offer, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of any event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

           For example, at a Purchase Price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 20 shares of Common Stock for $100.

           In the event ("Flip-over Event") that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. A Flip-over Event shall not be deemed to have occurred in the event that (1) the transaction is consummated with a person or persons who acquired such shares of Common Stock pursuant to a Qualifying Offer (or a wholly owned subsidiary of such person), (2) the price per share of Common Stock offered in such transaction is not less than the price per share of Common Stock paid to all holders of shares of Common Stock whose shares were purchased pursuant to such Qualifying Offer and (3) the form of consideration being offered to the remaining holders of shares of Common Stock pursuant to such transaction is the same as the form of consideration paid pursuant to such Qualifying Offer. Flip-in Events and Flip-over Events are collectively referred to as the "Triggering Events."

 ADJUSTMENTS

           The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

           With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

 REDEMPTION OR EXCHANGE

           At any time until the close of business on the tenth business day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board of Directors as a result of a proxy contest.

           At any time after the occurrence of a Flip-in Event and prior to a person's becoming the beneficial owner of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one two-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

 NO RIGHTS AS SHAREHOLDER UNTIL EXERCISE

           Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

 AMENDMENT

           Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

 RIGHTS AGREEMENT; RIGHTS ISSUED

           As of May 28, 1999, there were 137,198,806 shares of Common Stock of the Company outstanding and 104,350 shares of Common Stock of the Company in the treasury. As of May 28, 1999, there were 29,921,428 shares of Common Stock reserved for issuance. Each share of Common Stock of the Company outstanding at the close of business on May 28, 1999, is associated with one Right. So long as the Rights remain attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. There are 1,000,000 shares of Preferred Stock initially reserved for issuance upon exercise of the Rights.

           The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company, other than pursuant to a Qualifying Offer, without the approval of the Company's Board of Directors. The Rights, however, should not affect any prospective offeror who is willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or who is willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the redemption price. Also, the Rights should not interfere with a merger or other business combination that results from a Qualifying Offer.

           Copies of the Rights Agreement and Amendment No. 1 thereto have been filed with the Securities and Exchange Commission and are incorporated by reference as exhibits to this Registration Statement on Form 8-A/A. The foregoing summary description of the Rights is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference. A Certificate of Incorporation setting forth the terms of the Preferred Stock was filed with the Secretary of State of the State of New York on April 7, 1989.


 ITEM 2.   Exhibits.

 Exhibit   Description                                                 Page
 -------   -----------                                                 ----

   1 Amendment No. 1 to the Rights Agreement, dated as of May 28, 1999, between Venator Group, Inc. and First Chicago Trust Company of New York, as Rights Agent. (Incorporated by reference to Exhibit No. 4.2(a) to the Quarterly Report on Form 10-Q of Venator Group, Inc., for the period ended May 1, 1999, filed on June 4, 1999)

   2 Rights Agreement, dated as of March 11, 1998, between Venator Group, Inc, (formerly known as Woolworth Corporation) and First Chicago Trust Company of New York, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement). (Incorporated by reference to Exhibit No.4 to the Current Report on Form 8-K of Venator Group, Inc. (formerly known as Woolworth Corporation, dated March 11, 1998)


                                 SIGNATURE


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


 Dated:  June 9, 1999               VENATOR GROUP, INC.


                                    By: /s/ Gary M. Bahler
                                        -------------------------
                                    Name:  Gary M. Bahler
                                    Title: Senior Vice President, General
                                           Counsel and Secretary